SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number: 0-23270

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOMINION HOMES, INC.

RETIREMENT PLAN AND TRUST

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION HOMES, INC.

5000 TUTTLE CROSSING BLVD.

DUBLIN, OH 43016-5555

Dominion Homes, Inc.

Retirement Plan and Trust

Financial Statements

December 31, 2003 and 2002

Dominion Homes, Inc. Retirement Plan and Trust

Index

December 31, 2003 and 2002

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Dominion Homes, Inc. Retirement Plan and Trust

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Dominion Homes, Inc. Retirement Plan and Trust (the “Plan”) at December 31, 2003 and 2002, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Columbus, Ohio

June 11, 2004

Dominion Homes, Inc. Retirement Plan and Trust

Statements of Net Assets Available for Benefits

December 31, 2003 and 2002

	2003	2002
Assets
Investments, at fair value	$14,229,740	$8,754,072
Outstanding participants’ loans	244,262	137,883
Employer contributions receivables	79,168	117,392
Employee contributions receivables	250	29,709

Total assets	14,553,420	9,039,056

Liabilities
Accrued expenses	27,700	13,876

Total liabilities	27,700	13,876

Net assets available for benefits	$14,525,720	$9,025,180

The accompanying notes are an integral part of these financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2003 and 2002

	2003	2002
Additions
Employee contributions	$1,662,448	$1,217,298
Employer contributions	986,560	771,182
Interest and dividend income	24,466	49,037

Total additions	2,673,474	2,037,517

Deductions
Participant benefits	(761,595)	(943,944)
Net appreciation (depreciation) in the fair value of investments	3,628,120	(1,504,605)
Administrative expenses	(39,459)	(55,842)

Total additions (deductions)	2,827,066	(2,504,391)

Net additions (deductions)	5,500,540	(466,874)
Net assets available for benefits, beginning of year	9,025,180	9,492,054

Net assets available for benefits, end of year	$14,525,720	$9,025,180

The accompanying notes are an integral part of these financial statements.

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003 and 2002

1.	Description of the Plan

Dominion Homes, Inc. (the “Employer”) established Dominion Homes, Inc. Retirement Plan and Trust (the “Plan”) effective July 1, 1985. The Plan is a defined contribution plan designed to comply with Sections 401(a) and (k) of the Internal Revenue Code (“IRC”). The following is a brief description of the Plan. Participants should refer to the plan document for a complete explanation of the Plan’s provisions.

Employees are eligible to participate in the Plan upon the latest of: a) the attainment of age 21; b) the completion of six months of service; and c) classification as a regular full-time employee, exclusive of employees for whom retirement benefits have been the subject of good faith collective bargaining. Effective September 1, 2002, the Plan was amended to include employees eligible to participate in the Plan on the first day of the calendar quarter following the completion of 30 days of service. In addition, a part-time employee is eligible to participate in the Plan on the first day of the calendar quarter after the end of a 12 month period in which such person is credited with at least 1,000 hours of service.

Participants designate the percentage of employer and participant contributions invested in the 23 investment fund options. These options include:

•	Dominion Homes, Inc. Common Stock

•	Principal Stable Value Fund

•	Fidelity Advisor Mortgage Securities (T) Fund

•	Principal Bond and Mortgage Separate Account

•	Principal Large Cap Stock Index Separate Account

•	Putnam Research (A) Fund

•	American Funds Growth Fund of America (R3) Fund

•	Principal Partners Large-Cap Growth I Separate Account

•	Principal Partners Large-Cap Value Separate Account

•	Principal Mid-Cap Stock Index Separate Account

•	Principal Partners Mid-Cap Growth Separate Account

•	American Century Equity Income (Adv) Fund

•	Principal Small Cap Stock Index Separate Account

•	Fidelity Advisor Small Cap (T) Fund

•	Principal Partners Small Cap Value Separate Account

•	Principal International Stock Separate Account

•	Russell Lifepoints® Aggressive Strategy (D) Separate Account

•	Russell Lifepoints® Balanced Strategy (D) Separate Account

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003 and 2002

•	Russell Lifepoints® Conservative Strategy (D) Separate Account

•	Russell Lifepoints® Moderate Strategy (D) Separate Account

•	Russell Lifepoints® Equity Aggressive Strategy (D) Separate Account

•	Principal Real Estate Separate Account

•	American Funds New Perspective (R3) Fund

Participants may change their investment options on a daily basis except for investments in Dominion Homes, Inc. Common Stock which are subject to restrictions set forth in the Dominion Homes, Inc. Stock Trading Policy.

A participant in the Plan may enter into a salary reduction agreement with the Employer, authorizing the Employer to withhold a percentage of such participant’s compensation and to contribute such amount to the Plan on their behalf. If a participant has not authorized the Employer to withhold at the maximum rate and desires to increase the total amount withheld for a plan year, such participant may authorize the Employer to withhold a supplemental amount up to 100% of their compensation for one or more pay periods. In no event may the sum of the amounts withheld under the Salary Reduction Agreement plus the supplemental withholding in any calendar year exceed $12,000, the maximum allowable. In accordance with Section 401(k) of the IRC, all amounts withheld from a participant’s compensation in accordance with this section and contributed to their salary reduction account are not to be included in the gross income of the participant for federal income tax purposes and are deemed, for tax purposes, to be an employee contribution to the Plan.

The Employer is required to make matching contributions to the Plan from its current or accumulated profits, if any, equal to 100% of the first 3% of salary reduction contributions made by participants and 50% of the next 2% of salary reduction contributions, subject to the limitations as published from time to time by the Internal Revenue Service. In no event may the sum of the amounts credited to a participant’s salary reduction account and matching contribution account in any plan year exceed the lesser of 100% of the participant’s compensation for the plan year or $40,000.

A participant’s interest in their salary reduction account, rollover account, and matching contribution account shall be fully vested and nonforfeitable at all times.

Participants may borrow from their participant accounts a minimum of $1,000 up to a maximum amount equal to the lesser of 50% of their vested account balance or $50,000. Loan terms are not to exceed five years with the interest rate based on the rates available for similar loans from commercial lending institutions. The loans are collateralized by an assignment, pledge, or other security interest in the participant’s vested account balance. Repayment of a loan is required to be made through payroll deductions on an aftertax basis in level payments of principal and interest.

Benefits under the Plan are generally payable upon the earliest occurrence of a participant’s death, disability or retirement at or after attainment of normal retirement age. On termination of service due to death, disability or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in their account, or in equal monthly, quarterly, semiannual or annual installments over a period not to exceed ten years. For termination of service due to other reasons, a participant may receive the value of

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003 and 2002

the vested interest in their account as a lump-sum distribution. Notwithstanding the foregoing, a participant’s salary reduction account may also be distributed in the event of certain financial hardships or the attainment of age 55.

The Employer reserves the right at any time to amend or terminate this plan or to suspend contributions thereto, provided that no such amendment, termination or suspension shall have the effect of giving the Employer any right or interest, or of revoking or diminishing the rights and interests of any participant in the funds then held by the trustee.

Effective November 25, 2002, the Employer engaged Principal Financial Group to be the Plan’s trustee and investment advisor. For the period January1, 2002 through November 24, 2002, Key Trust Company acted as the Plan trustee.

2.	Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of the financial statements. The policies conform to accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition

The Plan’s investments that are traded on a national exchange are stated at fair value, which are measured from quoted market prices as of the last business day of the plan year. Certain investments are not currently traded in a public market and are carried at estimated fair value as determined by the investment advisor after giving consideration to pertinent information, including discounted future cash flows of mortgages and private placement bonds, estimated market values of real estate properties and results of independent appraisals, and other factors. Because of the inherent uncertainty of valuations, however, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

At December 31, 2003 and 2002, the statement of net assets available for benefits includes investments valued at approximately $9,558,330 and $6,589,560, respectively, for which their fair values have been estimated by the investment advisor in the absence of readily ascertainable market values.

Security transactions are reflected on a trade-date basis, which is not materially different from a settlement-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

In the statements of changes in net assets available for plan benefits, the Plan presents the net appreciation (depreciation) in the fair value of its investments, which consists of the net realized gains or losses and the net unrealized appreciation or depreciation on those investments.

Administrative Expenses

Administrative expenses are paid by the trustee from the net assets of the Plan. Approximately $39,400 and $55,800 in administrative expenses were incurred for the years ended December 31, 2003 and 2002, respectively.

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003 and 2002

Use of Estimates

The preparation of the Plan’s financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in the net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits.

3.	Investments

The following are investments that represent five percent or more of the Plan’s net assets available for benefits at December 31, 2003 and 2002:

Investments	2003 Fair Value
Dominion Homes, Inc	$2,964,623
Principal Partners Large-Cap Growth I Separate Account	1,792,998
Principal Partners Large-Cap Value Separate Account	1,291,322
Principal Stable Value Fund	1,080,373
Principal Partners Mid-Cap Growth Separate Account	1,013,146
Principal Large Cap Stock Index Separate Account	977,709
Russell Lifepoints® Balanced Strategy (D) Separate Account	974,986
American Funds New Perspective (R3) Fund	936,955
Russell Lifepoints® Aggressive Strategy (D) Separate Account	778,229

Investments	2002 Fair Value
Dominion Homes, Inc.	$1,445,622
Principal Stable Value Fund	1,404,844
Principal Partners Large-Cap Growth I Separate Account	1,225,602
Russell Lifepoints® Balanced Strategy (D) Separate Account	885,116
Principal Partners Large-Cap Value Separate Account	750,743
Principal Partners Mid-Cap Growth Separate Account	626,081
Principal Large Cap Stock Index Separate Account	618,049
Russell Lifepoints® Aggressive Strategy (D) Separate Account	615,055
American Funds New Perspective (R3) Fund	545,838

Dominion Homes, Inc. Retirement Plan and Trust

Notes to Financial Statements

December 31, 2003 and 2002

During the years ended December 31, 2003 and 2002, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the period) appreciated (depreciated) in value as follows:

	2003	2002
Mutual Funds	$1,973,607	$(1,412,128)
Common Stock	1,654,513	(92,477)

Total net appreciation (depreciation)	$3,628,120	$(1,504,605)

4.	Tax Status

The Plan has been designed to meet the requirements of Sections 401(a), 401(k) and 501(a) of the IRC, as amended by the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan has been granted favorable determination of tax-exempt status under Section 501(a).

The Plan obtained its latest determination letter on January 21, 2002, in which the Internal Revenue Service (“IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the plan administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

5.	Transactions With Parties-In-Interest

The Plan held, at fair value, $2,964,623 and $1,445,622 of Dominion Homes, Inc. common shares (Employer Securities) at December 31, 2003 and 2002, respectively. The Plan purchased 9,288 and 20,998 shares of Dominion Homes, Inc. common shares at a cost of $184,496 and $236,395 in 2003 and 2002, respectively. The Plan sold 12,990 and 29,902 Dominion Homes, Inc. common shares for $320,008 and $345,100 in 2003 and 2002, respectively.

At December 31, 2003, the Plan had a payable in the amount of $13,200 to Dominion Homes, Inc. for administrative fees paid on behalf of the Plan. This amount is included in accrued expenses on the Statements of Net Assets Available for Benefits.

Certain Plan investments are units of common/collective trusts and money market funds managed by Principal Global Investors, an affiliate of Principal Financial Group, in 2003 and Principal Global Investors and Key Bank, an affiliate of Victory Capital Management, Inc. in 2002. Effective November 25, 2002, Principal Financial Group was engaged as the Plan’s Trustee. Therefore, these transactions with Principal Global Investors and Key Bank qualify as party-in-interest transactions. Fees paid by the Plan for investment management services amounted to $1,829 and $28,651 for the plan years ended December 31, 2003 and 2002, respectively.

Dominion Homes, Inc. Retirement Plan and Trust

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2003

	Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares	Fair Value
*	Dominion Homes, Inc.	Common Shares	97,745	$2,964,623
*	Principal Global Investors	Principal Partners Large-Cap Growth I Separate Account	237,349	1,792,998
*	Principal Global Investors	Principal Partners Large-Cap Value Separate Account	112,869	1,291,322
*	Principal Global Investors	Principal Stable Value Fund	75,648	1,080,373
*	Principal Global Investors	Principal Partners Mid-Cap Growth Separate Account	102,363	1,013,146
*	Principal Global Investors	Principal Large Cap Stock Index Separate Account	25,927	977,709
*	Principal Global Investors	Russell Lifepoints® Balanced Strategy (D) Separate Account	79,393	974,986
	Capital Research and Management Company	American Funds New Perspective (R3) Fund	38,510	936,955
*	Principal Global Investors	Russell Lifepoints® Aggressive Strategy (D) Separate Account	68,268	778,229
*	Principal Global Investors	Principal Bond and Mortgage Separate Account	842	513,530
*	Principal Global Investors	Principal Small Cap Stock Index Separate Account	21,041	315,787
	Capital Research and Management Company	American Funds Growth Fund of America (R3) Fund	12,237	297,837
*	Principal Global Investors	Principal International Stock Separate Account	9,388	281,238
*	Principal Global Investors	Principal Mid-Cap Stock Index Separate Account	15,407	222,908
*	Principal Global Investors	Fidelity Advisor Mortgage Securities (T) Fund	16,451	184,580
*	Principal Global Investors	Principal Real Estate Separate Account	366	134,334
	Fidelity Advisor	Fidelity Advisor Small Cap (T) Fund	6,400	127,611
	American Century Investment Management	American Century Equity Income (Adv) Fund	16,111	125,345
*	Principal Global Investors	Principal Partners Small Cap Value Separate Account	7,351	106,081
*	Principal Global Investors	Russell Lifepoints® Equity Aggressive Strategy (D) Separate Account	4,678	50,269
	Putnam Investment Management, Inc.	Putnam Research (A) Fund	2,669	34,478
*	Principal Global Investors	Russell Lifepoints® Moderate Strategy (D) Separate Account	1,602	20,243
*	Principal Global Investors	Russell Lifepoints® Conservative Strategy (D) Separate Account	397	5,158

	Total investments			$14,229,740

*	Participant Loans	Participant Loans (4.75% - 9.75%)	224,262	224,262

	Total participant loans			$224,262

*	Denotes a party-in-interest transaction

SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 25, 2004	Dominion Homes, Inc.
Retirement Plan and Trust

/s/ Terry E. George
Terry E. George
Co-Trustee

DOMINION HOMES, INC. RETIREMENT PLAN AND TRUST

ANNUAL REPORT ON FORM 11-K FOR FISCAL YEAR ENDED DECEMBER 31, 2003

INDEX TO EXHIBITS

Exhibit No.	Description	Page No.
1	Consent of Independent Registered Public Accounting Firm	Page 12